Troutman Sanders LLP
5 Park Plaza, Suite 1400
Irvine, CA 92614
www.troutman.com

Larry A. Cerutti

larry.cerutti@troutman.com

October 8, 2019

VIA edgar and overnight delivery

Mr. David Burton
Chief Accountant
Division of Corporation Finance
Office of Electronics and Machinery
United States Security & Exchange Commission
Washington, DC 20549

Re:	Polar Power, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed April 1, 2019
File No. 001-37960

Dear Mr. Burton:

On behalf of Polar Power, Inc. (the “Company”), the undersigned has set forth below the responses of the Company to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s comment letter dated September 24, 2019 relating to the Company’s Form 10-K filed with the Commission on April 1, 2019 (the “Form 10-K”). For ease of reference, the text of each of the Staff’s comments is reproduced in italics in numerical sequence in this letter, with the response of the Company immediately following each comment.

Form 10-K for the Fiscal Year Ended December 31, 2018

Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Revenue, page F-7

1. We note the discussions on pages 10 and 11 relating to the different services you offer to your customers. Please revise this note in future filing to address the following:

●	Identify each source of revenue and explain how you account for that revenue (“point-in-time” or “over time).
●	Explain how you account for revenues from your ongoing system performance monitoring service offered as part of your global network management services, which appears to also include software updates to customers.
●	Address your accounting for revenues from the rental equipment you deploy to customer facilities.

Response to Comment 1:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that disclosure regarding the Company’s services will be clarified in the Company’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2019 and in future periodic filings to clearly identify each element of revenue, including revenues from rental equipment, together with an explanation of the accounting treatment for each such element of revenue. In that regard, we note that to date, the Company has not received any revenues associated with its ongoing system performance monitoring service offered as part of its global network management services and that revenues associated with the deployment of rental equipment has been insignificant, representing less than 1% of total revenues for the year ended December 31, 2018 and less than 1% of total revenues for the six months ended June 30, 2019.

October 8, 2019

2. We note from pages 10 and 11 that the warranties you offer to customers appear to include a promise of additional future services in addition to the usual assurance that your products will function as expected. Also, from page F-8 we note that your product liability balance excludes ‘the deferred revenues related to [your] warranty coverage’. Please revise this note in future filings to clearly describe your future performance obligations under the warranties you provide to customers and explain how you allocate and account for the amount of the transaction price related to these obligations. Refer to ASC 606-10-55-30 thru 35.

Response to Comment 2:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has undertaken an in-depth analysis of ASC 606-10-55-30 thru 35 as it relates to the Company and has concluded that none of its warranty provisions include a promise of additional future services. Disclosure regarding the Company’s product warranty provisions will be clarified in the Company’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2019 and in future periodic filings to clearly state that such services are not included within the Company’s product warranties. In doing to, the following disclosure, “…, excluding the deferred revenue related to the Company’s warranty coverage….”, contained in the second paragraph under the sub-heading “Product Warranties” on page F-9 of the Form 10-K, page 7 of the Form 10-Q for the quarterly period ended on March 31, 2019 and page 7 of the Form 10-Q for the quarterly period ended on June 30, 2019 will be deleted in future periodic filings.

Item 15. Exhibits, Financial Statement Schedules

Exhibits 31.1 and 31.2, page 65

3. We note that the certifications provided do not include the language in paragraph 4 referring to your internal control over financial reporting. Please amend the filing to provide revised certifications that include the required wording. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K. This comment also applies to your Forms 10-Q for the periods ended March 31, 2019 and June 30, 2019.

Response to Comment 3:

Concurrently with the submission of this letter, the Company has filed Amendment No. 1 to the Form 10-K, Amendment No. 1 to the Company’s Form 10-Q for the quarterly period ended March 31, 2019 and Amendment No. 1 to the Company’s Form 10-Q for the quarterly period ended June 30, 2019 with the Commission on EDGAR, in each case providing revised certifications.

Sincerely,

CC: Martin James, U.S. Securities and Exchange Commission	/s/ Larry A. Cerutti

Larry A. Cerutti